August 12, 2024

Alan R. Curtis
Chief Financial Officer
Oceaneering International, Inc.
5875 North Sam Houston Parkway West
Suite 400
Houston, TX 77086

        Re: Oceaneering International, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No. 001-10945
Dear Alan R. Curtis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation